

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2015

Christophe Hidalgo
Chief Financial Officer
Companhia Brasileira de Distribuição
Avenida Brigadeiro Luiz Antonio, 3142
01402-901, São Paulo, SP, Brazil

> **Re:** **Companhia Brasileira de Distribuição**
> **Amendment No. 1 to Form 20-F for the Fiscal Year Ended**
> **December 31, 2013**
> **Filed January 30, 2015**
> **File No. 001-14626**

Dear Mr. Hidalgo:

We issued a comment to you on the above captioned filing on February 13, 2015. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to this comment by April 14, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Jarrett Torno, Staff Accountant at (202) 551-3703, Sondra Snyder, Staff Accountant at (202) 551-3332 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief